                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO

                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                TALBERT MEDICAL MANAGEMENT HOLDINGS CORPORATION
                           (Name of Subject Company)

                           TALMED MERGER CORPORATION

                               MEDPARTNERS, INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                 (together with associated Junior Participating
                        Preferred Stock purchase rights)
                         (Title of Class of Securities)

                                  874121-10-6
                     (Cusip Number of Class of Securities)
                             ---------------------

                         J. BROOKE JOHNSTON, JR., ESQ.
                           SENIOR VICE PRESIDENT AND
                                GENERAL COUNSEL
                               MEDPARTNERS, INC.
                        3000 GALLERIA TOWER, SUITE 1000
                           BIRMINGHAM, ALABAMA 35244
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)
                             ---------------------

                                    COPY TO:
                           ROBERT E. LEE GARNER, ESQ.
                       HASKELL SLAUGHTER & YOUNG, L.L.C.
                           1200 AMSOUTH/HARBERT PLAZA
                            1901 SIXTH AVENUE NORTH
                           BIRMINGHAM, ALABAMA 35203
                             ---------------------

                           CALCULATION OF FILING FEE

Transaction Valuation*: $200,025,630          Amount of Filing Fee**: $40,005.13

 * For purposes of calculating the fee only. This amount assumes the purchase of 3,175,010 shares of common stock, par value $.01 per share (the "Shares"), of the subject company for $63.00 cash per Share, based on the number of Shares represented by the subject company as outstanding as of August 14, 1997, and the number of Shares issuable upon exercise of all outstanding options under the subject company's stock option plan.
** The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not Applicable                   Filing Party: Not
                                                         Applicable
Form or Registration No.: Not Applicable                 Date Filed: Not
                                                         Applicable

                                     14D-1

CUSIP NO. 874121-10-6

 1. Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

TALMED MERGER CORPORATION

 2. Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [ ]

 3. SEC Use Only

 4. Sources of Funds

        BK, WC, AF

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)                                                                  [ ]

 6. Citizenship or Place of Organization

        DELAWARE

 7. Aggregate Amount Beneficially Owned by Each Reporting Person

        0

 8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares           [ ]

 9. Percent of Class Represented by Amount in Row 7

        0%

10. Type of Reporting Person

        CO

                                     14D-1

CUSIP NO. 874121-10-6

 1. Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

MEDPARTNERS, INC. TAX ID #63-1151076

 2. Check the Appropriate Box if a Member of a Group

    (a) [ ]
    (b) [ ]

 3. SEC Use Only

 4. Sources of Funds

        BK, WC, OO

 5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
    or 2(f)                                                                  [ ]

 6. Citizenship or Place of Organization

        DELAWARE

 7. Aggregate Amount Beneficially Owned by Each Reporting Person

        0

 8. Check if the Aggregate Amount in Row 7 Excludes Certain Shares           [ ]

 9. Percent of Class Represented by Amount in Row 7

        0%

10. Type of Reporting Person

        CO

                                 SCHEDULE 14D-1

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by Talmed Merger Corporation (the "Subsidiary"), a Delaware corporation and a wholly-owned subsidiary of MedPartners, Inc., a Delaware corporation ("MedPartners"), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Talbert Medical Management Holdings Corporation at a purchase price of $63.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 20, 1997 and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and
(a)(2) hereto, respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Talbert Medical Management Holdings Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 3540 Howard Way, Costa Mesa, California 92626.

     (b) The class of equity securities to which this Schedule 14D-1 relates is common stock, par value $.01 per share, together with the associated rights to purchase shares of preferred stock, par value $.01 per share, designated as "Junior Participating Preferred Stock," of the Company. The information set forth in the Offer to Purchase under "Introduction" is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under "Introduction" and in Section 6 ("Price Range of Shares; Dividends") is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d), (g) This Statement is being filed by the Subsidiary and MedPartners. The information set forth in the Offer to Purchase under "Introduction," in Section 8 ("Certain Information Concerning the Subsidiary and MedPartners") and in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Subsidiary, MedPartners nor, to the best of their knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in the Offer to Purchase in Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(c) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

     (e)-(g) The information set forth in the Offer to Purchase in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") and in Section 12 ("Effect of the Offer on the Market for the Shares, Exchange Act Registration and Margin Regulations") is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Offer to Purchase under "Introduction," in Section 8 ("Certain Information Concerning the Subsidiary and MedPartners"), in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase in Section 10 ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Offer to Purchase under "Introduction," in
Section 8 ("Certain Information Concerning the Subsidiary and MedPartners"), in
Section 9 ("Source and Amount of Funds"), in Section 10 ("Background of the Offer; Contacts with the Company") and in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Offer to Purchase under "Introduction" and in Section 15 ("Fees and Expenses") is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in the Offer to Purchase in Section 8 ("Certain Information Concerning the Subsidiary and MedPartners") is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Purchase in Section 11 ("Purpose of the Offer; Merger Agreement; Plans for the Company") is incorporated herein by reference.

     (b)-(e) The information set forth in the Offer to Purchase under "Introduction," in Section 12 ("Effect of the Offer on the Market for the Shares, Exchange Act Registration and Margin Regulations") and in Section 14 ("Certain Legal Matters and Regulatory Approvals") is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase dated August 20, 1997.

     (a)(2) Letter of Transmittal.

     (a)(3) Notice of Guaranteed Delivery.

     (a)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

     (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(7) Form of summary advertisement, dated August 20, 1997.

     (a)(8) Text of joint press release issued by MedPartners and the Company on August 14, 1997.

     (b)-1 Credit Agreement, dated September 5, 1996, by and among MedPartners, Inc., NationsBank, National Association (South), as administrative agent for the Lenders, The First National Bank of Chicago, as Documentation Agent for the Lenders, and the Lenders thereto, filed as Exhibit (10)-17 to the Company's Registration Statement on Form S-1 (Registration No. 333-12465), is hereby incorporated herein by reference.

     (b)-2 Amendment No. 1 to Credit Agreement and Consent, dated September 5, 1996, by and among MedPartners, Inc., NationsBank, National Association (South), as administrative agent for the Lenders, The First National Bank of Chicago, as Documentation Agent for the Lenders, and the Lenders thereto, filed as Exhibit
(10)-18 to the Company's Registration Statement on Form S-1 (Registration No. 333-12465), is hereby incorporated herein by reference.

     (c)(1) Agreement and Plan of Merger, dated as of August 14, 1997, by and among MedPartners, the Subsidiary and the Company.

     (c)(2) Form of Physician Warrant Agreement, filed as Exhibit 8 to the Talbert Medical Management Holdings Corporation Schedule 14D-9 filed August 20, 1997, is hereby incorporated herein by reference.

     (c)(3) Letter Agreement Regarding Management Incentive Program Bonus, filed as Exhibit 6 to the Talbert Medical Management Holdings Corporation Schedule 14D-9 filed August 20, 1997, is hereby incorporated herein by reference.

     (c)(4) Letter Agreement Regarding Transition Bonus, filed as Exhibit 7 to the Talbert Medical Management Holdings Corporation Schedule 14D-9 filed August 20, 1997, is hereby incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 17, 1997


                                          TALMED MERGER CORPORATION

                                          By       /s/ LARRY R. HOUSE
                                            ------------------------------------

                                          Its President
                                            ------------------------------------

                                          MEDPARTNERS, INC.

                                          By       /s/ LARRY R. HOUSE
                                            ------------------------------------

                                          Its Chairman and Chief Executive
                                              Officer
                                            ------------------------------------

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
 (a)(1)   --   Offer to Purchase dated August 20, 1997.
 (a)(2)   --   Letter of Transmittal.
 (a)(3)   --   Notice of Guaranteed Delivery.
 (a)(4)   --   Letter from the Information Agent to Brokers, Dealers,
               Commercial Banks, Trust Companies and Nominees.
 (a)(5)   --   Letter to clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Nominees.
 (a)(6)   --   Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
 (a)(7)   --   Form of summary advertisement, dated August 20, 1997.
 (a)(8)   --   Text of joint press release issued by MedPartners and the
               Company on August 14, 1997.
 (b)(1)   --   Credit Agreement, dated September 5, 1996, by and among
               MedPartners, Inc., NationsBank, National Association
               (South), as administrative agent for the Lenders, The First
               National Bank of Chicago, as Documentation Agent for the
               Lenders, and the Lenders thereto, filed as Exhibit (10)-17 to the Company's Registration Statement on Form S-1
               (Registration No. 333-12465), is hereby incorporated herein by reference.
 (b)(2)   --   Amendment No. 1 to Credit Agreement and Consent, dated
               September 5, 1996, by and among MedPartners, Inc.,
               NationsBank, National Association (South), as administrative agent for the Lenders, The First National Bank of Chicago, as Documentation Agent for the Lenders, and the Lenders
               thereto, filed as Exhibit (10)-18 to the Company's
               Registration Statement on Form S-1 (Registration No.
               333-12465), is hereby incorporated herein by reference.
 (c)(1)   --   Agreement and Plan of Merger, dated as of August 14, 1997, by and among MedPartners, the Purchaser and the Company.
 (c)(2)   --   Form of Physician Warrant Agreement, filed as Exhibit 8 to the Talbert Medical Management Holdings Corporation Schedule
               14D-9 filed August 20, 1997, is hereby incorporated herein by reference.
 (c)(3)   --   Letter Agreement Regarding Management Incentive Program
               Bonus, filed as Exhibit 6 to the Talbert Medical Management
               Holdings Corporation Schedule 14D-9 filed August 20, 1997, is hereby incorporated herein by reference.
 (c)(4)   --   Letter Agreement Regarding Transition Bonus, filed as
               Exhibit 7 to the Talbert Medical Management Holdings
               Corporation Schedule 14D-9 filed August 20, 1997, is hereby incorporated herein by reference.